UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                           FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2010

Commission File No. 0-50630

POWERNOVA TECHNOLOGIES CORPORATION

Registrant's Name

1010 – 207 West Hastings Street, Vancouver, B.C., V6B 1H7

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F   ☒

 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes   ☐            No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release Dated October 4, 2010

99.2

Annual audited financial statements for the year ended May 31, 2010

99.3

Management’s Discussion & Analysis for the year ended May 31, 2010

99.4

Form 52-109FV1 – Certification of Annual Filings – CEO

99.5

Form 52-109FV1 – Certification of Annual Filings – CFO

99.6

Notice of Meeting and Record Date dated October 12, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

(Registrant)

By

/s/ Stuart Lew

Stuart Lew,

President and CEO

Date     November 2, 2010